Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago, Chile, October 24, 2025

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the closely-held corporation (sociedad anónima cerrada) Celulosa Arauco y Constitución S.A. (“Arauco” or the “Company”), Chilean Tax Identification No. 93,458,000-1, both domiciled in the Metropolitan Region, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Chile, and duly authorized by the Board of Directors, hereby notifies you the following material information in relation to the Company, its business,  its public offering securities or the offer thereof, pursuant to Article 9, and second paragraph of Article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by the Commission for the Financial Market (the “Commission”):

On the date hereof, the Company has placed sustainable and hybrid bonds in the local market, which were issued in dematerialized and bearer form. Their most relevant conditions are the following:

1.-

Series “AG” Bonds, for an aggregate amount of 20,000,000 Unidades de Fomento (“UF”), maturing on January 5, 2058. Interest will accrue beginning on October 5, 2025, and will be paid in one quarterly installment on January 5, 2026; thereafter, interest will be paid semiannually on January 5 and July 5 of each year, starting on July 5, 2026. The principal will be payable in one installment on January 5, 2058.

The offering was placed at a placement rate (“tasa de colocación”) of 3.97% per annum and considered a local placement margin (“margen de colocación local”) of 1.68%.

The Series “AG” Bonds will accrue interest on the outstanding principal, expressed in UF, at an interest rate of 4% per annum until January 5, 2033, thereafter adjustable as indicated in the public deed dated October 10, 2025, granted before the Notary of Santiago, Mrs. María Soledad Lascar Merino, under repertory No. 52,884.

2.-

The Series “AG” Bonds have been issued under the Company’s line of bonds registered in the Securities Registry of the Commission under No. 1237, on October 13, 2025. The Series “AG” Bonds were approved by the Company’s Board of Directors on October 6, 2025.

3.-

The Bonds that have been issued and placed are classified as “hybrid” for rating purposes by rating agencies, which, given certain characteristics of the Bonds, will consider up to 50% of the placement amount as “equity credit” (solely for rating purposes). These characteristics include, among others, the following: (i) the Bonds are subordinated to other financial obligations of the Company; (ii) interest payments may be deferred at the Company's discretion, but in such case, the Company may not distribute dividends while there are deferred outstanding interest payments; and (iii) the Bonds may not be prepaid before October 5, 2032.

4.-	The Series “AG” Bonds have a local credit rating of A+, according to certificates issued by Fitch Chile and Feller Rate.

5.-

Link Capital Partners and Banco Santander Chile acted as financial advisors, while Santander Corredores de Bolsa Limitada served as the placement agent. There is no ownership relationship with these firms.

6.-	Other relevant conditions of the abovementioned bonds are the following:

i)	The Series “AG” Bonds will have no guarantee; and
ii)	The proceeds from the placement of the Series “AG” Bonds will be used 100% for general corporate purposes of the Company and/or its subsidiaries.

Regardless of the use of the proceeds abovementioned described, the Bonds are classified as “sustainable”, given that Arauco and/or its subsidiaries will destine an amount equivalent to the proceeds to be obtained of such issuance and placement to finance or refinance, in whole or in part, one or more green and/or social projects selected for the purposes of the issuance in accordance with the Sustainable Financing Framework adopted by the Company and published on its website.

The abovementioned green and/or social projects may include: (i) projects with disbursements made by Arauco and/or any of its subsidiaries within 24 months prior to the bonds’ issuance date and (ii) projects with disbursements to be made by Arauco and/or any of its subsidiaries after the referred issuance, and up to the maturity date of the bonds.

It is estimated that the abovementioned bond placements will have no significant effects on the Company’s financial statements.

In consideration of the Company’s capacity to defer interest payments on the Bonds, as mentioned in point 3 above, it is hereby noted that, on the date hereof, the Company’s Board of Directors has agreed to modify the current dividend policy—which establishes the annual distribution of 30% of net profits for fiscal years 2024, 2025, and 2026, and 40% for subsequent years, without prejudice to the Board’s authority to approve interim dividends—such that, in the event the Company exercises its right to defer interest payments on the Series “AG” Bonds, it may not declare or pay dividends while any deferred interest payments remain outstanding.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Cristián Infante Bilbao

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago